

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

Gregory L. Cauthen
Senior Vice President and Chief Financial Officer
Transocean Inc.
4 Greenway Plaza
Houston, TX 77046

       Re: **Transocean Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             File No. 333-75899

Dear Mr. Cauthen:

      We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

                                 Sincerely,

                                 Jill Davis
                                 Branch Chief